



2024 REPORT

itracHEALTH

Award Winning Techology
eNURSE...with medIQ
TOP PATIENT MONITORING DEVICES PROVIDER 2023
itracHEALTH
Awarded By MEDTECH OUTLOOK
INTERNATIONAL DESIGN EXCELLENCE AWARDS
2023 Finalist
ARDUINO WEEK 2022
Featured Implementation

LETTER

Dear investors,

We're still thinking about what to say.

Sincerely,

Cesar Garcia

CEO & Founder

Myrna Garcia

Corporate Secretary

Tom Warekois

COO

How did we do this year?

REPORT CARD



☺ The Good

eNURSE pilot trial is progressing well with high customer satisfaction & achieving high adherence rates, exceeding 94%.

The home health market is showing strong interest on deploying eNURSE with medIQ because it enables them to be more competitive

Opinion leaders, managed care companies and patient groups have acknowledged the differentiated capabilities and need of eNURSE

☹ The Bad

Fundraising - crowdfunding efforts have yielded small amounts of funding. VC investments have been constrained due to liquidity, etc.

Due to lack of funding, FDA application and pre-launch activities have not progressed as expected, thus, product launch is delayed

Evolving USA health policies have added uncertainty regarding the priority and magnitude of funding for home health care.

2024 At a Glance

January 1 to December 31



$0
Revenue



-$504,435
Net Loss



$3,093,583 **+11%**
Short Term Debt



$99,150
Raised in 2024



$41,000
Cash on Hand
As of 03/31/23

INCOME   BALANCE   NARRATIVE

● Revenues   ● Profit

$0 $0



-$504,435

-$664,407

2023   2024

Net Margin: 0%   Gross Margin: 0%   Return on Assets: -36%   Earnings per Share: -$0.10

Revenue per Employee: $0   Cash to Assets: 2%   Revenue to Receivables: ~   Debt Ratio: 220%



📄 ItracHealth_Corp._Review_2021__2022_-_Final__Reissue_.pdf

📄 2024_itH_Consolidated_Financial_Statements.pdf

We ❤ Our 46 Investors

Thank You For Believing In Us

Sheralynn Price	Sanchalita chatterjee	Ed Parcute	Maria C Arevalo	Andrew Louie	Yun Xiao
Jennifer Garcia	Peter Warekois	Jeff C	Sean Winner	Philip Alei	Shiva Prasad Kodityala
Roderick Herron	Jonathan Cherwa	Gerald Haddock	Joe C Franchetti	Richard Nadeau	Felna Rojas
Stephen Wasserman	Richard A OLeary	William Warekois	Sidney L Hershey	Allan W. Nemeth	Gail Warekois
John Uchun Yi	Elizabeth M Zelinski	Andrea Gallagher	Jennie C Haire	Ke Xu	Steven M Besbeck
Alan Marcinak	Robert Mello	Karen McCamant	Julia Warekois	David John PACIC	Lisa Brischler
John Cremins	Lymarie Limery	Lorraine Limery	Victor Prado	Natsuki Yamamoto	Angel Luis Garcia
Scott Milsom					

Thank You!

From the itracHEALTH Team



Cesar Garcia 𝕏 in

CEO & Founder

With breakthrough technology and
excellent execution turned around
IRIS Int'l: from near-bankruptcy to
global leader in diagnostics
urinalysis. Grew revenue to $130M...



Cesar Garcia

CEO & Founder



Tom Warekois in

VP Commercial Operations

I've focused my career building
commercial teams delivering
marketing, sales, and support
for new concept products,...

Details

The Board of Directors

Director	Occupation		Joined
Cesar Garcia	CEO @ itracHEALTH Corp.		2015

Officers

Officer	Title		Joined
Myrna Garcia	Secretary		2015
Tom Warekois	Vice President		2017
Cesar Garcia	CEO		2015

Voting Power ❓

Holder	Securities Held	Voting Power
Cesar Garcia	5,000,000 Common Stock	96.6%

Past Equity & Loan Fundraises

Date	Amount	Security	Exemption
10/2015	$875,000	Common Stock	Section 4(a)(2)
12/2017	$343,411	Safe	Section 4(a)(2)
02/2018	$350,000	Safe	Section 4(a)(2)
10/2018	$3,000,000		Section 4(a)(2)
04/2020	$16,330		Section 4(a)(2)
02/2021	$22,098		Section 4(a)(2)
06/2022	$741,200	Safe	Section 4(a)(2)
01/2024	$99,150		4(a)(6)

The use of proceeds is to fund general operations.

Outstanding Debts

Lender	Issued	Amount	Oustanding	Interest	Maturity	Current?
Cesar M. Garcia ❓	10/22/2018	$3,000,000	$2,818,000 ❓	5.0%	12/31/2027	Yes

Related Party Transactions
None.

Capital Structure

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Common	15,000,000	5,175,000	Yes
Preferred Stock	5,000,000	0	Yes

Warrants: 0
Options: 1

Form C Risks:

Tom Warekois is a part-time officer. As such, it is likely that the company will not make the same progress as it would if that were not the case.

We Expect Continued Operating Losses We expect to continue to incur net losses until we can produce sufficient revenues to cover our costs. We may never achieve profitability. Even if we do achieve profitability, we may be unable to sustain or increase profitability in the future since our management intends to invest in the marketing and promotion of our products and further development of our operating infrastructure.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Competition itracHEALTH operates in the increasingly complex and challenging medical technology marketplace. Technological advances and scientific discoveries have accelerated the pace of change in medical technology. Companies of varying sizes compete in the chronic care and digital health markets. Some are more specialized than itracHEALTH with respect to particular markets, and some have greater financial resources than us. Acquisitions and collaborations by and among companies seeking a competitive advantage also affect the competitive environment.

Tariffs and International Trade Policies Our business operations, financial performance, and supply chain are subject to risks related to tariffs and international trade policies. The recent implementation of significant tariffs on goods imported from China, Korea, and Europe, in particular, by the United States has the potential to substantially impact our business. These tariffs could increase the cost of raw materials directly sourced by us from international suppliers, as well as certain USA-sourced components thus reducing our profit margins or necessitating adjustments to our pricing strategies.The ongoing trade tensions and uncertainty surrounding potential future tariff increases or changes to trade policies create significant risks for our business, including but not limited to: - Increased cost of goods. - Disruptions to our supply chain and manufacturing operations. - Reduced sales. - Potential loss of competitiveness due to higher pricing or inability to secure supplies. - Increased pressure on our profitability and cash flows. We cannot estimate at this point the aggregate effect of the anticipated increases in cost of goods, due to tariffs. We are actively monitoring these developments and exploring potential mitigation strategies. Further, it cannot be guaranteed that such strategies will be successful in mitigating the adverse effects of tariffs and trade policies on our business and financial performance. Any escalation of trade tensions or further changes to tariff policies could have a material adverse effect on our business, financial condition, and results of operations.

Limited Operating History itracHEALTH is in the development stage and has a limited operating history. We have not commenced sales of products or services. Our scope of operations has been limited, and includes the organization of the company, business model development, key supplier's negotiations, licensing agreements and a substantial amount of work and capital investment to develop, document and produce working "production-equivalent units" of our initial products, as well as other preparations for the commencement of business. Because of the lack of long-term operating history, there is little operating and financial data about the business upon which to base an assessment of our current or future performance. It would be prudent to consider the risks, expenses, and difficulties faced by a company seeking to establish a new business. The Company may not be able to: Secure the necessary regulatory approvals from the FDA and other regulatory agencies to commercialize our products; Raise additional capital to fund our operations; Complete the development of our products; or Secure the commercial relationships we need to sell our products and services.If the Company cannot achieve these goals, it may be unable to develop or sustain the business.

Changes in reimbursement practices of third-party payers could affect the demand for our products and the prices at which they are sold. Our sales will depend, in part, on the extent to which healthcare providers and facilities are reimbursed by government authorities, private insurers and other third-party payers for the costs of our products. The coverage policies and reimbursement levels of third-party payers, which can vary among public and private sources may affect which products customers purchase and the prices they are willing to pay for those products in a particular jurisdiction. Reimbursement rates can also affect the acceptance rate of new technologies. Legislative or administrative reforms to reimbursement systems in the United States or abroad, or changes in reimbursement rates by private payers, could significantly reduce reimbursement for our products and services, or result in denial of reimbursement for those products, which would adversely affect customer demand or the price customers are willing to pay for such products.

Regulatory Risks- itracHEALTH may be subject to extensive regulation. itracHEALTH is subject to regulation by the FDA pursuant to the Federal Food, Drug and Cosmetic Act, and by other regulatory agencies and governing bodies. Our products must receive clearance or approval from the FDA or other regulatory agencies before they can be marketed or sold. The process for obtaining marketing approval or clearance may take a significant period of time and require the expenditure of substantial resources. The process may also require changes to our products or result in limitations on the indicated uses of the products. Also, governmental agencies may impose new requirements regarding registration, labeling or prohibited materials that may require us to modify or re-register products already on the market or otherwise impact our ability to market our products in those countries. Once clearance or approval has been obtained for a product, there is an obligation to ensure that all applicable FDA and other regulatory requirements continue to be met. Following the introduction of a product, these agencies will also periodically review our manufacturing processes and product performance. Our failure to comply with the applicable good manufacturing practices, adverse event reporting, clinical trial and other requirements of these agencies could delay or prevent the production, marketing or sale of our products and result in fines, delays or suspensions of regulatory clearances, closure of manufacturing sites, seizures or recalls of products and damage to our reputation.

Supply Chain Risks and Price Volatility itracHEALTH purchases different types of raw materials, including plastics, electronics, software and mechanical sub-assemblies. itracHEALTH seeks to ensure continuity of raw material supply by securing multiple options for sourcing. However, there are situations where raw materials are only available from one supplier, which are referred to as sole sourced. The use of sole sourced materials may be due to sourcing of proprietary and/or patented technology and processes that are intended to provide a unique market differentiation to our product. In other cases, while a raw material can be sourced from multiple manufacturers, only one supplier is qualified due to quality assurance, cost or other considerations. In order to provide alternate sources of raw materials, itracHEALTH must complete a rigorous qualification process, which may include completion of regulatory registration and approval. itracHEALTH continuously assesses its sole sourced raw materials. While itracHEALTH works closely with its suppliers, there may nonetheless be events that cause supply interruption, reduction or termination that could adversely impact our ability to manufacture and sell certain products.Our results of operations could be negatively impacted by price volatility in the cost of raw materials, components, freight and energy.

The Company Expects Initial Negative Operating Cash Flow We expect to experience negative operating cash flows in the immediate future because we intend to continue to develop our business, products and infrastructure. The development of the business will require additional capital, which we may be unable to obtain on suitable terms, or at all. If we are unable to obtain adequate funding on suitable terms, or at all, we may have to delay, reduce or eliminate some or all of our product development efforts, general operations or any other initiatives. If we raise additional funds through the issuance of equity or equity-related or debt securities, these securities may have rights, preferences, or privileges senior or superior to others' interests in itracHEALTH, and our current owners may experience additional dilution to their equity ownership.

Talent Acquisition and Retention Our initial success depends on the efforts of a small technical and managerial team. The loss of services of the members of the founding team may have an adverse effect on the company. We need to attract and retain key employees to be competitive. Our ability to compete effectively depends upon our ability to attract and retain executives and other key employees, including people in technical, marketing, sales and research positions. Competition for experienced employees, particularly for persons with specialized skills, can be intense. itH's ability to recruit such talent will depend on a number of factors, including compensation and benefits, work location and work environment. If we cannot effectively recruit and retain qualified executives and employees, our business could be adversely affected.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor. For example, the shareholders may change the terms of the articles of incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The shareholders have the right to redeem their securities at any time. Shareholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

to the issuer;
to an accredited investor ;
as part of an offering registered with the U.S. Securities and Exchange Commission; or
to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The initial amount invested in a SAFE is determined by the investor, and we do not guarantee that the SAFE will be converted into any particular number of shares of Preferred Stock . As discussed in Question 13, when we engage in an offering of equity interests involving Preferred Stock , Investors may receive a number of shares of Preferred Stock calculated as either (i) the total value of the Investor's investment, divided by the price of the Preferred Stock being issued to new Investors, or (ii) if the valuation for the company is more than the Valuation Cap, the amount invested divided by the quotient of (a) the Valuation Cap divided by (b) the total amount of the Company's capitalization at that time. Because there will likely be no public market for our securities prior to an initial public offering or similar liquidity event, the price of the Preferred Stock that Investors will receive, and/or the total value of the Company's capitalization, will be determined by our board of directors . Among the factors we may consider in determining the price of Preferred Stock are prevailing market conditions, our financial information, market valuations of other companies that we believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant. In the future, we will perform valuations of our stock (including both common stock and Preferred Stock) that take into account, as applicable, factors such as the following:

unrelated third party valuations;
the price at which we sell other securities in light of the relative rights, preferences and privileges of those securities;
our results of operations, financial position and capital resources;
current business conditions and projections;
the marketability or lack thereof of the securities;
the hiring of key personnel and the experience of our management;
the introduction of new products;
the risk inherent in the development and expansion of our products;
our stage of development and material risks related to our business;
the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
industry trends and competitive environment;
trends in consumer spending, including consumer confidence;
overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
the general economic outlook.
We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

itracHEALTH Corp

Delaware Corporation
Organized October 2015
3 employees
9999 NE 2nd Avenue

Suite 312
Miami Shores FL 33138 https://www.itracHEALTH.com

Business Description

Refer to the itracHEALTH profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

itracHEALTH has previously not complied with the reporting requirements under Rule 202 of Regulation Crowdfunding.

Delayed filing

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.

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